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                            December 1, 2023

       Leonard Liptak
       Chief Executive Officer
       ProSomnus, Inc.
       5675 Gibraltar Drive
       Pleasanton, CA 94588

                                                        Re: ProSomnus, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 28,
2023
                                                            File No. 333-275241

       Dear Leonard Liptak:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023, letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 28, 2023

       Exhibits

   1. We note the opinion in the legal opinion filed as Exhibit 5.1 that states "[t]he Warrant
                                                        Shares have been duly
authorized and, when the Warrant Shares are issued upon exercise of the Transaction
Warrants pursuant to the terms of the Transaction Warrants, will be validly issued, fully
paid and nonassessable." We also note your disclosure on the cover page that states "the
Transaction Warrants are subject to the approval of our
                                                        stockholder..." Please
advise how your legal opinion can comply with Staff Legal Bulletin
                                                        No. 19 if the shares
underlying the Transaction Warrants are not yet exercisable by their terms until stockholder
approval is received.
 Leonard Liptak
FirstName
ProSomnus,LastNameLeonard Liptak
            Inc.
Comapany1,
December  NameProSomnus,
             2023         Inc.
December
Page 2    1, 2023 Page 2
FirstName LastName
       Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:      Andrew Hoffman, Esq.